SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2010
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):   ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):   ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333‑140955 (Canadian Pacific Railway Limited), Form S-8 No. 333‑127943 (Canadian Pacific Railway Limited) and Form S‑8 No. 333‑13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: October 6, 2010		Signed: Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: October 6, 2010		Signed: Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

For Immediate Release	Date: October 06, 2010
Teck and Canadian Pacific Announce
10-Year Agreement for Westbound Coal Exports
Calgary, AB and Vancouver, BC — Canadian Pacific Railway Limited (TSX/NYSE: CP) and Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today a 10-year agreement to transport Teck’s steelmaking coal from its five mines in southeast BC to Vancouver area ports.
“This agreement gives Teck the certainty we need to realize our growth strategy in coal and to deliver our increased production on a timely basis to our key markets,” said Don Lindsay, Teck President and CEO.
The agreement reflects the companies’ commitment to work together to achieve growth in the volume of coal shipped through a range of economic and marketplace dynamics and provides for flexibility over the long term. The agreement provides for investments by CP that enhance coal handling capacity to provide for Teck’s volume growth.
“CP is delighted to have participated in the creation of a unique and collaborative agreement that sets the foundation for the next decade,” said CP President and CEO, Fred Green. “Our ongoing dialogue has provided new and deeper insight into Teck’s growth objectives. Importantly, the agreement provides the stability and confidence to grow our business and enhance this world class supply chain for our mutual benefit.”
This is a confidential agreement which commences April 1, 2011.
Forward-Looking Statements — Teck Resources
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved. Forward-looking statements include statements regarding Teck’s growth strategy in coal and Teck’s ability to deliver increased production as well as proposed investments by CP to enhance coal handling capacity.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, operational difficulties including those caused by inclement weather, changes in conditions in the steel or seaborne steelmaking coal markets, unplanned disruptions in production or transportation, changes in general economic conditions, permitting issues or changes in laws or regulations, failures in performance by contractual counterparties, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.
Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.
About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.
Forward-Looking Statements — Canadian Pacific Railway
This news release contains certain forward-looking statements relating but not limited to our operations, proposed investments, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties. Forward-looking statements are not guarantees of future performance. Factors that could affect forward-looking information include, but are not limited to: changes in business strategies; general North American and global economic, credit and business conditions; ; inflation; currency and interest rate fluctuations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; actions by regulators; potential increases in maintenance and operating costs; uncertainties of litigation; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; technological changes; and various events that could disrupt operations, including severe weather conditions, flooding, earthquakes, labour disputes, risks and liabilities arising from derailments as well as security threats and governmental response to them. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F for a summary of major risks.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific:
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 1,100 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you.

Contacts:

Media	Investment Community
Canadian Pacific	Canadian Pacific
Mark Seland	Don Campbell
403.540.7178	403.319.7997

Media	Investment Community
Teck	Teck
Marcia Smith	Greg Waller
604.699.4616	604.669.4014